May 1, 2023
Kenvue Inc.
Amendment No. 5 to Registration Statement on Form S-1
File No. 333-269115
Dear Ms. Adams and Ms. Yale:
Kenvue Inc. (formerly known as JNTL, Inc.) (the “Company”) has filed today with the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”), via EDGAR, this letter and the Company’s Amendment No. 5 to the Registration Statement on Form S-1 (the “Amended Registration Statement”).
This letter and the Amended Registration Statement set forth the Company’s responses to the comments of the Staff contained in your letter dated April 30, 2023 (the “Comment Letter”), relating to the Company’s Amendment No. 4 to Registration Statement on Form S-1 filed with the SEC on April 24, 2023 (the “Registration Statement”).
Registration Statement on Form S-1
The numbered paragraphs and headings below correspond to those set forth in the Comment Letter. Each of the Staff’s comments is set forth in bold, followed by the Company’s response to each comment.
Exhibit Index, page II-3
1.    Please have counsel revise Exhibit 5.1 to provide their legal opinion with respect to the number of securities being registered.
Response: The Company has revised and refiled Exhibit 5.1 in the Amended Registration Statement to address the Staff’s comments.
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Should you have any questions or comments concerning the Amended Registration Statement or this response letter, please contact Michael E. Mariani at 212-474-1007.

Sincerely,

/s/ Michael E. Mariani
Michael E. Mariani

Abby Adams
Dorrie Yale
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

VIA EDGAR

Copy to:

Thibaut Mongon
Kenvue Inc.
199 Grandview Road
Skillman, NJ 08558

VIA E-MAIL